SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 10, 2017

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

1Q17 Earnings Release

Banco Macro Announces Results for the First Quarter of 2017

Buenos Aires, Argentina, May 10, 2017 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the first quarter ended March 31, 2017 (“1Q17”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.1.8 billion in 1Q17. This result was 4% higher than the Ps.1.7 billion posted in the fourth quarter of 2016 (“4Q16”) and 25% higher than a year ago. In 1Q17, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 30.5% and 4.6%, respectively.

• In 1Q17, Banco Macro’s financing to the private sector grew 8% or Ps.7.0 billion quarter over quarter (“QoQ”) totaling Ps.93.9 billion and increased 50% or Ps.31.3 billion year over year (“YoY”). In the quarter, growth was driven by commercial loans, among which Overdraft and Others stand out, which grew 16% and 12% QoQ, respectively. Meanwhile within consumer loans, personal loans and credit cards rose 12% and 4% QoQ, respectively. As of March 2017, the “Credit Line for Productive Financing and Financial Inclusion”, totaled Ps. 2.9 billion.

• In 1Q17, Banco Macro’s total deposits grew 3% QoQ, totaling Ps.115.2 billion and representing 80% of the Bank’s total liabilities. Private sector deposits were unchanged QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.18.8 billion (22.7% regulatory capitalization ratio – Basel III). In addition, the Bank’s liquid assets remained at an adequate level, reaching 44.7% of its total deposits in 1Q17.

• In 1Q17, the Bank’s non-performing to total financing ratio was 1.35% and the coverage ratio reached 155.94%.

1Q17 Earnings Release Conference Call Thursday, May 11, 2017 Time: 11:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time		IR Contacts in Buenos Aires: Jorge Scarinci Finance & IR Manager

To participate, please dial: Argentina Toll Free: (0800) 444 2930 Participants Dial In (Toll Free): +1 (844) 839 2185 Participants International Dial In: +1 (412) 317 2506	Webcast Replay: click here Available from 05/11/2017 through 05/25/2017	Phone: (54 11) 5222 6682 E-mail: investorelations@macro.com.ar Visit our website at: www.ri-macro.com.ar

Conference ID: Banco Macro

Webcast: click here

With the presence of: Jorge Pablo Brito (Director), Gustavo Manriquez (General Manager) and Jorge Scarinci (Finance and IR Manager).

1Q17 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

2

1Q17 Earnings Release

Results

Earnings per outstanding share were Ps.3.02 in 1Q17, 4% higher than in 4Q16 and 25% hihger than 1Q16.

EARNINGS PER SHARE	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Net income (M $)	1,407.6	1,805.3	1,632.6	1,695.3	1,764.0	4%	25%
Average shares issued (M)	584.5	584.5	584.5	584.5	584.5	0%	0%
Book value per issued share ($)	30.20	32.13	34.92	37.82	40.84	8%	35%
Earnings per outstanding share ($)	2.41	3.09	2.79	2.90	3.02	4%	25%

Book value per issued ADS (USD)	20.71	21.53	22.88	23.86	26.55	11%	28%
Earnings per outstanding ADS (USD)	1.65	2.07	1.83	1.83	1.96	7%	19%

Banco Macro’s 1Q17 net income of Ps.1.8 billion was 4% or Ps.69 million higher than the previous quarter and 25% or Ps.356 million higher YoY.

The operating result for 1Q17 was Ps.3.0 billion, increasing 14% or Ps.377 million QoQ. Had Income from government and private securities and income on guaranteed loans and in CER adjustments been excluded, operating result would have been 118% higher than the 4Q16 and 99% higher than the result posted a year ago.

It is important to emphasize that this result was obtained with a leverage of 7x assets to equity ratio.

INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Net financial income	3,265.3	4,154.9	3,972.2	4,242.1	4,640.4	9%	42%
Provision for loan losses	-178.2	-298.5	-242.4	-354.0	-361.4	2%	103%
Net fee income	1,162.1	1,272.6	1,398.0	1,532.2	1,667.0	9%	43%
	4,249.2	5,129.0	5,127.8	5,420.3	5,946.0	10%	40%
Administrative expenses	-2,120.9	-2,437.0	-2,598.0	-2,814.8	-2,963.5	5%	40%
Operating result	2,128.3	2,692.0	2,529.8	2,605.5	2,982.5	14%	40%
Minority interest in subsidiaries	-10.6	-14.7	-12.6	-16.7	-15.8	-5%	49%
Net other income	52.3	100.2	17.4	-52.7	-0.8	-98%	-102%
Net income before income tax	2,170.0	2,777.5	2,534.6	2,536.1	2,965.9	17%	37%
Income tax	-762.4	-972.2	-902.0	-840.8	-1,201.9	43%	58%
NET INCOME	1,407.6	1,805.3	1,632.6	1,695.3	1,764.0	4%	25%

The Bank’s 1Q17 financial income totaled Ps.7.6 billion, unchanged compared to 4Q16 and increasing 18% (Ps.1.2 billion) YoY.

Interest on loans represented 80% of total financial income in 1Q17. Interest on loans was 5% or Ps.263 million higher than 4Q16’s level due to a 13% increase in the average volume of the loan portfolio and a decrease in the average interest lending rates of 160bp. On an annual basis, interest on loans grew 22% or Ps.1.1 billion.

3

1Q17 Earnings Release

In 1Q17, net income from government and private securities decreased 45% or Ps.714 million QoQ, mainly due to lower LEBCAs volume and lower interest rates, this decrease in LEBACs result was partially offsetted by an increase in income from reverse repurchase agreements. On an annual basis, net income from government and private securities decreased 14% or Ps.147 million.

In the quarter, a decrease of 52% or Ps.35 million in income from Guaranteed Loans and in CER Adjustment was observed due to the cancellation in January 2017 of the Guaranteed Loans. On an annual basis, income from Guaranteed Loans and in CER Adjustment decreased 50% or Ps.32 million.

Income from differences in quoted prices of gold and foreign currency increased 84% or Ps.73 million QoQ mainly due to higher income from foreign currency trading. On an annual basis, a 38% decrease or Ps.99 million was experienced.

Also in the quarter, other financial income was Ps.441 million higher compared to 4Q16 mainly due to higher interest on reverse repurchase agreements with the financial system (mainly BCRA). On an annual basis, other financial income was Ps.361 million higher.

FINANCIAL INCOME	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Interest on cash and due from banks	0.3	0.4	0.4	0.1	0.8	700%	167%
Interest on loans to the financial sector	32.8	55.5	71.8	88.0	101.2	15%	209%
Interest on overdrafts	520.3	652.9	670.7	650.5	650.4	0%	25%
Interest on documents	395.4	373.1	390.9	399.7	374.0	-6%	-5%
Interest on mortgages loans	184.9	184.5	183.8	176.6	179.0	1%	-3%
Interest on pledges loans	100.5	89.7	84.2	86.3	97.7	13%	-3%
Interest on credit cards loans	919.3	1,012.6	977.9	1,041.1	1,071.8	3%	17%
Interest on financial leases	23.5	23.9	21.9	20.6	20.1	-2%	-14%
Interest on other loans	2,784.9	2,921.3	3,157.8	3,333.6	3,565.4	7%	28%
Net Income from government & private securities (1)	1,015.6	2,015.7	1,608.5	1,583.0	868.9	-45%	-14%
Interest on other receivables from financial interm.	1.2	1.4	2.0	1.6	0.9	-44%	-25%
Income from Guaranteed Loans - Decree 1387/01	7.0	7.7	10.1	8.9	3.1	-65%	-56%
CER adjustment	56.9	64.7	76.6	57.7	28.6	-50%	-50%
CVS adjustment	0.2	0.2	0.2	0.2	0.1	-50%	-50%
Difference in quoted prices of gold and foreign currency	258.8	70.8	100.4	86.9	159.5	84%	-38%
Other	117.6	56.2	55.7	37.8	478.9	1167%	307%
Total financial income	6,419.2	7,530.6	7,412.9	7,572.6	7,600.4	0%	18%

(1) Net Income from government & private securities
LEBACs	664.2	1,079.0	1,101.9	1,200.8	537.5	-55%	-19%
Other Govermnet Securities	223.2	715.3	357.9	306.3	244.2	-20%	9%
Local Shares	57.0	138.1	103.2	25.3	27.2	7%	-52%
Others	71.2	83.3	45.5	50.5	60.0	19%	-16%
Total	1,015.6	2,015.7	1,608.5	1,583.0	868.9	-45%	-14%

The Bank’s 1Q17 financial expense totaled Ps.3.0 billion, decreasing 11% (Ps.371 million) compared to the previous quarter and decreasing 6% (Ps.194 million) compared to 1Q16.

In 1Q17, interest on deposits represented 72% of the Bank’s total financial expense, decreasing 14% or Ps.343 million QoQ. This decrease was mainly driven by a decrease of 200bp in the average time deposit interest rate. On a yearly basis, interest on deposits decreased 14% or Ps.341 million.

Other financial expense was unchanged QoQ and increased 33% or Ps.162 million YoY.

4

1Q17 Earnings Release

FINANCIAL EXPENSE	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Interest on saving accounts	20.7	22.9	22.8	23.5	24.0	2%	16%
Interest on time deposits	2,453.6	2,676.6	2,700.7	2,452.8	2,109.8	-14%	-14%
Interest on interfinancing received loans	1.0	0.1	0.7	1.2	1.4	17%	40%
Interest on other financing from the finan. institu.	0.1	0.2	0.2	-0.5	0.0	0%	0%
Interest on subordinated bonds	53.6	51.3	55.1	117.2	105.2	-10%	96%
Other Interest	0.9	1.4	1.1	0.8	0.7	-13%	-22%
Interest on other liabilities from fin intermediation	35.7	34.9	36.3	38.9	16.2	-58%	-55%
CER adjustment	3.5	2.7	3.0	2.9	2.8	-3%	-20%
Contribution to Deposit Guarantee Fund	96.4	35.5	38.6	44.5	49.4	11%	-49%
Other	488.4	550.1	582.2	649.2	650.5	0%	33%
Total financial expense	3,153.9	3,375.7	3,440.7	3,330.5	2,960.0	-11%	-6%

As of 1Q17, the Bank’s accumulated net interest margin was 18.3%, slightly higher than the 18.2% posted in 4Q16 and wider than the 16.7% posted in 1Q16. Had income from government and private securities and guaranteed loans been excluded, the Bank’s accumulated net interest margin would have been 17.5% in 1Q17, wider than the 15.3% and 15.2% posted in 4Q16 and 1Q16 respectively.

ASSETS & LIABILITIES PERFORMANCE	MACRO Consolidated
In MILLON $	1Q16		2Q16		3Q16		4Q16		1Q17
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT

Interest-earning assets
Goverment Securities	17,185.8	20.9%	20,414.7	35.4%	22,933.0	25.4%	25,904.9	23.2%	14,625.4	22.9%
Loans	63,168.6	32.0%	65,811.0	32.9%	72,253.9	31.1%	80,012.5	29.2%	89,747.5	27.6%
Private Sector	62,398.6	31.8%	64,943.9	32.7%	71,261.2	30.8%	78,975.2	29.1%	88,893.2	27.5%
Public Sector	770.0	48.2%	867.1	49.3%	992.7	49.6%	1,037.3	35.2%	854.3	32.8%
Financial trusts	364.3	30.7%	497.8	35.9%	394.9	31.0%	393.5	35.3%	739.1	25.9%
Other interest-earning assets	4,385.6	15.2%	3,875.8	24.4%	3,535.9	19.0%	2,586.2	11.4%	9,578.4	19.4%
Total interest-earning assets	85,104.3	28.9%	90,599.3	33.1%	99,117.7	29.3%	108,897.1	27.3%	114,690.4	26.3%

Non interest-earning assets	25,301.3		26,166.1		29,986.8		38,880.4		41,251.0
Total Average Assets	110,405.6		116,765.4		129,104.5		147,777.5		155,941.4

Interest-bearing liabilities
Checking accounts (*)	2,802.8	0.0%	2,838.4	0.0%	2,783.8	0.0%	1,727.6	0.0%	1,051.7	0.0%
Saving accounts (*)	14,109.8	0.6%	14,940.7	0.6%	17,288.7	0.5%	20,217.1	0.5%	24,245.1	0.4%
Time deposits (*)	42,577.3	23.2%	45,867.7	23.5%	51,054.3	21.1%	54,751.6	17.8%	54,146.9	15.8%
Corporate Bonds	3,700.1	9.4%	3,645.3	9.2%	3,831.8	9.3%	7,561.5	8.0%	6,932.6	6.8%
BCRA	5.4	8.4%	3.7	8.2%	1.2	5.2%	0.2	0.0%	0.2	0.0%
Other interest-bearing liabilities	154.5	21.2%	298.5	26.7%	260.0	32.7%	543.3	15.2%	571.4	17.7%
Total interest-bearing liabilities	63,349.9	16.3%	67,594.3	16.7%	75,219.8	15.0%	84,801.3	12.4%	84,801.3	10.6%

Non interest-bearing liabilities
Demand deposits (*)	22,650.6		23,781.8		26,586.1		30,224.8		33,339.6
Other non interest-bearing libilities & equity	24,405.1		25,389.3		27,298.6		32,751.4		35,653.9
Total non interest-bearing liab. & equity	47,055.7		49,171.1		53,884.7		62,976.2		68,993.5

Total Average Liabilities & Equity	110,405.6		116,765.4		129,104.5		147,777.5		155,941.4

Assets Performance		6,111.9		7,463.2		7,311.8		7,485.0		7,439.8
Liabilities Performance		2,570.1		2,804.3		2,836.1		2,652.4		2,278.3
Net Interest Margin (NIM)		3,541.8		4,658.9		4,475.6		4,832.6		5,161.5

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

In 1Q17, Banco Macro’s net fee income totaled Ps.1.7 billion, 9% or Ps.135 million higher than 4Q16, and 43% or Ps.505 million higher than 1Q16.

In the quarter, fee income increased 4% or Ps.93 million. Fees charged on deposit accounts and other fees stand out, with a 6% and 8% increase respectively. On a yearly basis, fee income increased 38% or Ps.663 million, with fees charged on deposit accounts and credit and debit cards fees standing out (34% and 48% increase, respectively).

5

1Q17 Earnings Release

In the quarter, total fee expenses decreased 5% or Ps.41 million, with lower charges paid to debit/credit card brands and lower other fee expenses. On a yearly basis, fee expenses increased 28% or Ps.159 million, with similar concepts standing out (29% and 66% respectively).

NET FEE INCOME	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Fee charges on deposit accounts	1,026.4	1,081.3	1,192.4	1,296.1	1,377.5	6%	34%
Debit and credit card fees	470.0	517.3	583.7	685.4	694.5	1%	48%
Other fees related to foreign trade	38.8	30.5	32.1	33.4	33.0	-1%	-15%
Credit-related fees	17.4	31.7	33.9	69.6	55.9	-20%	221%
Lease of safe-deposit boxes	26.7	27.1	31.0	35.1	37.4	7%	40%
Other	158.6	174.9	187.0	188.3	203.0	8%	28%
Total fee income	1,737.9	1,862.8	2,060.1	2,307.9	2,401.3	4%	38%

Debit and Credit card expenses	283.5	287.8	343.3	380.8	364.7	-4%	29%
Turnover tax and municipal assessments	97.8	101.5	109.0	119.2	137.7	16%	41%
Comission paid to lending agencies	76.4	75.9	56.2	47.3	34.7	-27%	-55%
Foreign trade comissions	2.1	2.2	3.0	5.0	4.2	-16%	100%
Others	116.0	122.8	150.6	223.4	193.0	-14%	66%
Total fee expense	575.8	590.2	662.1	775.7	734.3	-5%	28%

Net fee income	1,162.1	1,272.6	1,398.0	1,532.2	1,667.0	9%	43%

In 1Q17 Banco Macro’s administrative expenses totaled Ps.3.0 billion, 5% or Ps.149 million higher than the previous quarter mainly due to higher personnel expenses and other operating expenses. Administrative expenses increased 40% or Ps.843 million YoY due to an increase in personnel expenses (mainly higher salaries and other concepts) and other operating expenses.

Personnel expenses grew 10% or Ps.161 million QoQ, basically due to salary increases and lower bonuses provisions (as opposed to 4Q16). Personnel expenses increased 48% or Ps.599 million YoY, due to collective bargaining agreements being closed in different quarters, in 2016 during 2Q16 (April 2016) and this year during 1Q17 (February 2017). Had collective bargaining agreements been closed in the same quarters the resulting increase in personnel expense would have been 24%.

As of March 2017, the accumulated efficiency ratio reached 47%, compared to the 47.5% and 47.9% posted in 4Q16 and 1Q16 respectively. Administrative expenses grew 5%, while net financial income and net fee income grew 9% as whole.

6

1Q17 Earnings Release

ADMINISTRATIVE EXPENSES	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Personnel expenses	1,245.6	1,492.9	1,616.5	1,684.0	1,844.9	10%	48%
Directors & statutory auditors´fees	67.6	84.3	80.1	82.5	86.7	5%	28%
Other professional fees	57.9	70.7	68.9	85.7	78.0	-9%	35%
Advertising & publicity	47.8	35.3	39.4	75.0	43.5	-42%	-9%
Taxes	115.1	137.3	132.1	149.9	162.5	8%	41%
Depreciation of equipment	46.4	49.5	52.6	56.6	59.0	4%	27%
Amortization of organization costs	43.3	48.5	51.3	54.0	60.1	11%	39%
Other operating expenses	318.7	332.2	362.6	386.4	399.5	3%	25%
Other	178.5	186.3	194.5	240.7	229.3	-5%	28%
Total Administrative Expenses	2,120.9	2,437.0	2,598.0	2,814.8	2,963.5	5%	40%

Total Employees	8,749	8,768	8,626	8,617	8,675	1%	-1%
Branches	439	438	444	444	445	0%	1%
Efficiency ratio	47.9%	44.9%	48.4%	48.7%	47.0%

Accumulated efficiency ratio	47.9%	46.3%	47.0%	47.5%	47.0%

In 1Q17, the Bank’s net other income/losses totaled a Ps.0.8 million loss, compared to the Ps.52.7 million loss registered in 4Q16, due to a decrease in other expenses (mainly expenses related to the Class A Subordinated Notes offering registered during 4Q16).

NET OTHER INCOME/LOSSES	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Other Income
Penalty interest	20.5	21.8	21.3	19.5	17.0	-13%	-17%
Recovered loans and reversed allowances	39.9	55.0	49.2	85.5	88.2	3%	121%
Other	78.8	109.3	48.4	49.3	39.3	-20%	-50%
Total Other Income	139.2	186.1	118.9	154.3	144.5	-6%	4%

Other Expense
Charges for other receivables uncollectibility and other allowances	32.8	39.4	51.4	79.7	69.6	-13%	112%
Goodwill amortization	3.5	3.2	2.0	1.4	1.4	0%	-60%
Other Expense	50.5	43.3	48.2	125.9	74.3	-41%	47%
Total Other Expense	86.8	85.9	101.6	207.0	145.3	-30%	67%

Net Other Income/Losses	52.3	100.2	17.4	-52.7	-0.8	-98%	-102%

In 1Q17, Banco Macro's effective income tax rate was 40.5%, compared to 35.1% in 1Q16. The higher tax rate is due to income tax being paid on the cancellation of guaranteed loans and the portfolio of private securities being sold.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.93.9 billion, increasing 8% or Ps.7.0 billion QoQ and 50% or Ps.31.3 billion YoY.

7

1Q17 Earnings Release

Within commercial loans, growth was driven by Overdraft and Others, which grew 16% and 12% QoQ, respectively. Banco Macro continued supporting the Argentine productive sector through the “Credit Line for Productive Financing and Financial Inclusion”. As of 1Q17, Ps.2.9 billion loans have been accounted under this program, plus a residual loan portfolio from the former “Productive Investment Program (LIP)” for Ps.1.7 billion, totaling together, Ps.4.6 billion. These lines of financing represented 5% of our financing to the private sector.

The main growth in consumer loans was driven by personal loans and credit card loans which grew 12% and 4% QoQ, respectively.

As of 1Q17, Banco Macro´s market share over private sector loans was 8.3%, 90bp higher than in 1Q16.

FINANCING TO THE PRIVATE SECTOR	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Overdrafts	4,478.3	7,679.9	8,943.5	8,837.7	10,264.7	16%	129%
Discounted documents	5,401.8	7,449.4	9,406.4	11,198.9	10,679.5	-5%	98%
Mortgages loans	3,286.3	3,179.4	3,409.6	4,158.6	4,498.2	8%	37%
Pledges loans	1,958.2	1,767.3	1,819.6	2,285.1	2,471.5	8%	26%
Personal loans	24,566.1	25,761.3	27,251.4	29,784.8	33,365.0	12%	36%
Credit Card loans	14,896.4	16,052.9	16,305.5	18,851.6	19,526.1	4%	31%
Others	6,868.4	7,910.4	8,230.5	10,465.8	11,739.1	12%	71%
Total loan portfolio	61,455.5	69,800.6	75,366.5	85,582.5	92,544.1	8%	51%

Financial trusts	794.2	520.9	715.7	954.7	1,028.8	8%	30%
Leasing	416.5	393.0	369.0	369.1	376.9	2%	-10%
Total financing to the private sector	62,666.2	70,714.5	76,451.2	86,906.3	93,949.8	8%	50%

Market share over loan portfolio	7.4%	7.8%	8.0%	8.1%	8.3%

Public Sector Assets

In 1Q17, the Bank’s public sector assets (excluding LEBACs) to total assets ratio was 1.9%, lower than the 3.7% posted in 4Q16 and the 4.7% posted in 1Q16.

In 1Q17, a 31% decrease in Government Securities (LEBACs and Others) position and a 69% decrease in Loans stand out.

8

1Q17 Earnings Release

PUBLIC SECTOR ASSETS	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

LEBACs	12,433.6	12,220.5	20,259.3	15,964.3	11,406.9	-29%	-8%
Other	4,541.6	5,068.2	3,593.6	4,205.4	2,411.3	-43%	-47%
Government securities	16,975.2	17,288.7	23,852.9	20,169.7	13,818.2	-31%	-19%
Guaranteed loans	522.0	586.4	662.2	717.6	0.0	0%	0%
Provincial loans	283.2	384.1	346.6	814.9	480.0	-41%	69%
Government securities loans	5.9	0.0	0.0	0.0	0.0	0%	0%
Loans	811.1	970.5	1,008.8	1,532.5	480.0	-69%	-41%
Purchase of government bonds	32.1	35.3	35.9	37.0	36.1	-2%	12%
Other receivables	32.1	35.3	35.9	37.0	36.1	-2%	12%

TOTAL PUBLIC SECTOR ASSETS	17,818.4	18,294.5	24,897.6	21,739.2	14,334.3	-34%	-20%

TOTAL PUBLIC SECTOR LIABILITIES	32.2	29.9	114.5	23.6	19.5	-17%	-39%

Net exposure	17,786.2	18,264.6	24,783.1	21,715.6	14,314.8	-34%	-20%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	5,384.8	6,074.0	4,638.3	5,774.9	2,927.4	-49%	-46%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	4.7%	4.9%	3.4%	3.7%	1.9%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.115.2 billion in 1Q17, growing 3% or Ps.3.2 billion QoQ and 37% or Ps.31.4 billion YoY and representing 80% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits maintained similar level of the previous quarter, while public sector deposits increased 36% or Ps.3.5 billion. Within private sector deposits, a decrease in foreign currency deposits of 4% or Ps.869 million was observed, mainly due to a 5% decrease in the Ps./ USD exchange rate registered during 1Q17, while peso deposits increased 1% or Ps.662 million QoQ.

The increase in private sector deposits was led by sight deposits, which grew Ps.95 million QoQ. In addition, time deposits decreased Ps.157 million QoQ.

As of 1Q17, Banco Macro´s market share over private sector deposits was 6.7%, similar level than in 1Q16.

9

1Q17 Earnings Release

DEPOSITS	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Public sector	9,197.9	10,548.6	14,531.6	9,552.2	13,007.6	36%	41%

Financial sector	41.1	44.4	42.0	55.8	50.9	-9%	24%

Private sector	74,533.0	80,346.8	87,326.3	102,331.7	102,124.4	0%	37%
Checking accounts	15,381.4	16,796.4	17,777.6	17,686.2	18,559.7	5%	21%
Savings accounts	15,836.7	19,406.5	19,850.3	27,896.0	27,117.5	-3%	71%
Time deposits	40,359.4	41,108.1	46,146.1	47,652.4	47,495.8	0%	18%
Other	2,955.5	3,035.8	3,552.3	9,097.1	8,951.4	-2%	203%
Total	83,772.0	90,939.8	101,899.9	111,939.7	115,182.9	3%	37%

Pesos	71,307.6	76,789.6	86,045.1	88,640.4	93,023.1	5%	30%
Foreign Currency	12,464.4	14,150.2	15,854.8	23,299.3	22,159.8	-5%	78%

Market share over private deposits	6.7%	6.8%	7.0%	6.8%	6.7%

Other sources of funds

In 1Q17, the total amount of other sources of funds decreased Ps.97 million compared to 4Q16, as a result of the cancellation of the Class 2 Non Subordinated Notes (1st of February 2017, in the amount of USD 110.9 million) and an 8% or Ps.1.8 billion increase in the shareholder’s equity which was driven by 4Q16 positive results.

OTHER SOURCE OF FUNDS	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Central Bank of Argentina	10.3	10.6	7.1	8.4	8.4	0%	-18%
Banks and international institutions	29.7	42.6	38.6	129.9	133.0	2%	348%
Financing received from Argentine financial institutions	42.7	40.6	134.0	142.7	49.3	-65%	15%
Subordinated corporate bonds	2,248.3	2,245.3	2,352.7	6,407.8	6,322.3	-1%	181%
Non-subordinated corporate bonds	1,573.4	1,643.3	1,646.6	1,684.9	0.0	0%	0%
Shareholders´ equity	17,653.7	18,778.0	20,410.6	22,105.9	23,869.9	8%	35%
Total other source of funds	21,558.1	22,760.4	24,589.6	30,479.6	30,382.9	0%	41%

In 1Q17, Banco Macro’s average cost of funds totaled 7.6%. This was mainly due to the decrease in the liabilities interest rate, and to Banco Macro’s transactional deposits, which represent approximately 45% of its total deposit base as of 1Q17. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 1Q17, the Bank’s liquid assets amounted to Ps.51.5 billion, showing a 3% or Ps.1.9 billion decrease QoQ, and a 38% or Ps.14.3 billion increase on a yearly basis.

In 1Q17, Banco Macro experienced a decrease in Cash of Ps.7.1 billion, and a decrease in LEBACs own portfolio of Ps.3.5 billion. This reduction in LEBACs position was partially offset by a Ps. 8.6 billion increase in reverse repos.

10

1Q17 Earnings Release

In 1Q17 Banco Macro’s liquid assets to total deposits ratio reached 44.7%.

LIQUID ASSETS	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Cash	21,189.3	18,457.0	22,353.1	36,089.2	29,014.7	-20%	37%
Guarantees for compensating chambers	1,877.6	1,934.1	2,031.1	2,094.0	2,101.6	0%	12%
Call	245.9	265.0	548.0	5.0	115.0	2200%	-53%
Reverse repos from other securities	272.3	16.2	-	-	0.8	0%	-100%
Reverse repos from LEBAC/NOBAC	1,151.5	4,260.5	577.3	19.4	8,609.4	44278%	648%
LEBAC / NOBAC own portfolio	12,433.6	12,337.2	20,050.4	15,125.9	11,632.3	-23%	-6%
Total	37,170.2	37,270.0	45,559.9	53,333.5	51,473.8	-3%	38%

Liquid assets to total deposits	44.4%	41.0%	44.7%	47.6%	44.7%

Solvency

Banco Macro continued showing high solvency levels in 1Q17 with an integrated capital (RPC) of Ps.29.4 billion over a total capital requirement of Ps.10.6 billion. Banco Macro´s excess capital in 1Q17 was 178% or Ps.18.8 billion.

The capitalization ratio (as a percentage of risk-weighted assets- RWA) was 22.7% in 1Q17, above the minimum required by the Central Bank.

The Bank´s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Credit risk requirement	6,103.9	6,662.7	6,986.9	7,634.6	7,945.2	4%	30%
Market risk requirement	642.1	477.6	253.9	267.2	115.6	-57%	-82%
Operational risk requirement	1,887.7	2,027.2	2,203.7	2,368.0	2,503.9	6%	33%
Total capital requirements	8,633.7	9,167.5	9,444.6	10,269.8	10,564.8	3%	22%

Ordinary Capital Level 1 (COn1)	16,948.4	17,796.9	19,571.0	21,258.3	23,047.6	8%	36%
Deductible concepts Level 1 (COn1)	-526.7	-600.7	-638.6	-684.3	-791.9	16%	50%
Aditional Capital Level 1 (CAn1)	275.1	275.1	275.1	0.0	12.8	0%	-95%
Capital Level 2 (COn2)	626.5	709.7	765.1	7,217.9	7,113.5	-1%	1035%
Integrated capital - RPC (i)	17,323.4	18,181.0	19,972.5	27,791.9	29,381.9	6%	70%

Excess capital	8,689.7	9,013.5	10,528.0	17,522.1	18,817.1	7%	117%

Risk-weighted assets - RWA (ii)	105,699.0	112,168.3	115,513.4	125,593.1	129,167.1	3%	22%

Regulatory Capital ratio [(i)/(ii)]	16.4%	16.2%	17.3%	22.1%	22.7%

Ratio TIER 1 [Capital Level 1/RWA]	15.8%	15.6%	16.6%	16.4%	17.2%

RWA - (ii): Risk Weighetd Assets, considering total capital requirements.

11

1Q17 Earnings Release

Asset Quality

In 1Q17, Banco Macro’s non-performing to total financing ratio reached a level of 1.35%, higher than the 1.14% posted in 4Q16, and lower than the 1.53% posted in 1Q16.

The coverage ratio reached 155.94% in 1Q17.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Commercial portfolio	22,917.1	27,614.4	30,075.3	34,989.5	36,653.4	5%	60%
Non-performing	377.5	397.1	360.3	194.9	320.1	64%	-15%
Consumer portfolio	44,506.9	48,165.3	50,485.1	56,613.1	61,045.6	8%	37%
Non-performing	654.0	754.0	817.8	853.6	1,003.0	18%	53%
Total portfolio	67,424.0	75,779.7	80,560.4	91,602.6	97,699.0	7%	45%
Non-performing	1,031.5	1,151.1	1,178.1	1,048.5	1,323.1	26%	28%
Total non-performing/ Total portfolio	1.53%	1.52%	1.46%	1.14%	1.35%

Total allowances	1,562.4	1,732.5	1,827.8	1,850.7	2,063.3	11%	32%
Coverage ratio w/allowances	151.47%	150.51%	155.15%	176.51%	155.94%

12

1Q17 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

CER adjustable ASSETS
Guaranteed loans	522.0	586.4	662.2	717.5	0.0	0%	0%
Private sector loans	0.7	0.8	1.1	3.3	12.5	279%	1686%
Other loans	0.2	0.5	0.7	0.2	0.2	0%	0%
Total CER adjustable assets	522.9	587.7	664.0	721.0	12.7	-98%	-98%

CER adjustable LIABILITIES
Deposits (*)	0.4	0.9	35.7	48.7	38.4	-21%	9500%
Other liabilities from financial intermediation	31.1	29.6	27.2	23.4	19.3	-18%	-38%
Total CER adjustable liabilities	31.5	30.5	62.9	72.1	57.7	-20%	83%

NET CER EXPOSURE	491.4	557.2	601.1	648.9	-45.0	-107%	-109%

         (*) Includes Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Cash	12,521.0	9,955.9	9,254.3	21,394.9	16,141.8	-25%	29%
Government and private securities	3,198.2	3,515.3	3,269.3	1,636.4	1,602.8	-2%	-50%
Loans	2,451.0	4,843.6	7,367.4	10,088.3	11,390.1	13%	365%
Other receivables from financial intermediation	632.6	759.4	833.4	524.1	476.1	-9%	-25%
Other assets	271.3	266.6	300.4	346.1	429.9	24%	58%
Total Assets	19,074.1	19,340.8	21,024.8	33,989.8	30,040.7	-12%	57%
Deposits	12,464.2	14,150.2	15,854.8	23,299.4	22,159.9	-5%	78%
Other liabilities from financial intermediation	1,303.0	1,108.8	844.7	1,142.5	1,205.3	5%	-7%
Non-subordinated corporate bonds	1,573.4	1,643.2	1,646.5	1,684.9	0.0	0%	0%
Subordinated corporate bonds	2,248.3	2,245.3	2,352.7	6,407.8	6,322.3	-1%	181%
Other liabilities	3.4	24.6	3.3	1.8	2.2	22%	-35%
Total Liabilities	17,592.3	19,172.1	20,702.0	32,536.4	29,689.7	-9%	69%

NET FX POSITION	1,481.8	168.7	322.8	1,453.4	351.0	-76%	-76%

13

1Q17 Earnings Release

Relevant and Recent Events

•	Interest Payment Class A Subordinated Notes. In May 2017, the Bank paid semi-annual interest on Class A Notes in an amount of USD13.5 million.

•	Annual Shareholders’ Meeting. The Board of Directors, at the meeting held on March 8th 2017, resolved to call a general and special shareholders’ meeting to be held on April 28th 2017.
•	Dividends. The Shareholders’ Meeting resolved to approve the distribution of a cash dividend of up to the amount of Ps.701,475,633.60, which shall represent Ps. 1.20 per share. Such dividend is subject to prior authorization of the Central Bank of the Republic of Argentina (BCRA), which has not yet been granted.
•	Corporate Capital Increase. The Shareholders’ Meeting resolved to increase the corporate capital by public offering on the amount of up to the nominal value of Ps.74,000,000, through the issuance of up to 74,000,000 new Class B book-entry common shares, entitled to 1 vote per share and of par value Ps.1 each. Such capital increase represents an increment of approximately 12.66% of the capital stock that would, therefore, grow from the nominal value of Ps.584,563,028 to Ps. 658,563,028. Also a green shoe option was included, giving the possibility to issue an additional 15% of shares if the authorized issuance resulted oversubscribed.
•	Global Notes Program. The Shareholders’ Meeting resolved to extend of the maximum amount of the Bank’s Global Program of Negotiable Obligations of USD 1,000,000,000 to USD 1,500,000,000 or its equivalent in any other currency or to any lesser amount.
•	Class B Peso denominated Notes issuance in the equivalent amount of USD 300,000,000. On May 8th 2017, the Bank issued Class B 17.5% fixed rate Notes denominated in Pesos but payable in USD in the equivalent amount of USD 300,000,000 (bullet, final maturity may 2022) under the Bank’s Global Notes Program of USD 1,000,000,000 approved by the Shareholders’ Meeting dated April 26th 2016.
•	Credit Line for Productive Financing and Financial Inclusion 2017. During 1Q17 the Bank successfully fulfilled the quota established under “Credit Line for Productive Financing and Financial Inclusion” for the first semester of 2017.

Regulatory Changes

•	Reduction of cash reserve requirement. In March 2017, through Communication “A” 6195 the Central Bank of Argentina (BCRA) decided to decrease by 200bp the minimum cash reserve requirement, effective 03.01.2017.
•	Interchange rate Cap. In March 2017, through Communication “A” 6212 the Central Bank of Argentina (BCRA) resolved to reduce progressively through 2021 interchange rate fees charged on credit and debit card transactions. Interchange rate for debit card transactions will be reduced to 1% in April 2017 and progressively in the following years to reach 0.6% in 2021. Interchange rate for credit card transactions will be reduced to 2% in April 2017 and will be moved further down progressively to reach 1.3% in 2021.

•	Net Global Position (PGN). In April 2017 through Communication “A” 6233 the Central Bank of Argentina (BCRA) modified PGN limits. The Central Bank decided that as of May 1st 2017 negative PGN may not exceed 30% (25% until now) of the Bank’s integrated capital (RPC) while positive PGN may not exceed 30% (25% until now) of the Bank’s integrated capital (RPC) or own liquid resources, both referring to the previous month, whichever is less.

14

1Q17 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

ASSETS	115,697.7	127,981.1	136,780.4	154,999.0	166,992.3	8%	44%
Cash	21,189.3	18,457.0	22,353.1	36,089.2	29,014.7	-20%	37%
Government and Private Securities	21,503.2	25,149.0	27,230.8	19,846.3	23,777.6	20%	11%
-LEBAC/NOBAC	13,585.1	16,597.7	20,627.7	15,145.3	20,241.7	34%	49%
-Other	7,918.1	8,551.3	6,603.1	4,701.0	3,535.9	-25%	-55%
Loans	62,148.3	70,918.6	76,870.5	87,973.0	94,083.3	7%	51%
to the non-financial government sector	805.2	970.5	1,008.8	1,532.5	480.0	-69%	-40%
to the financial sector	491.7	864.7	1,317.5	1,730.6	1,890.1	9%	284%
to the non-financial private sector and foreign residents	62,380.2	70,790.2	76,347.0	86,540.4	93,757.3	8%	50%
-Overdrafts	4,478.3	7,679.9	8,943.5	8,837.7	10,264.7	16%	129%
-Documents	5,401.8	7,449.4	9,406.4	11,198.9	10,679.5	-5%	98%
-Mortgage loans	3,286.3	3,179.4	3,409.6	4,158.6	4,498.2	8%	37%
-Pledge loans	1,958.2	1,767.3	1,819.6	2,285.1	2,471.5	8%	26%
-Personal loans	24,566.1	25,761.3	27,251.4	29,784.8	33,365.0	12%	36%
-Credit cards	14,896.4	16,052.9	16,305.5	18,851.6	19,526.1	4%	31%
-Other	6,868.4	7,910.4	8,230.5	10,465.8	11,739.1	12%	71%
-Accrued interest, adjustments, price differences receivables and unearned discount	924.7	989.6	980.5	957.9	1,213.2	27%	31%
Allowances	-1,528.8	-1,706.8	-1,802.8	-1,830.5	-2,044.1	12%	34%
Other receivables from financial intermediation	5,996.4	8,342.8	4,899.6	5,313.6	13,716.9	158%	129%
Receivables from financial leases	417.6	396.4	369.7	370.2	378.1	2%	-9%
Investments in other companies	11.1	11.1	11.2	11.4	9.3	-18%	-16%
Other receivables	1,156.8	1,136.5	1,212.2	1,277.1	1,530.8	20%	32%
Other assets	3,275.0	3,569.7	3,833.3	4,118.2	4,481.6	9%	37%
LIABILITIES	98,045.5	109,203.1	116,369.8	132,893.1	143,122.4	8%	46%
Deposits	83,772.0	90,939.8	101,899.9	111,939.7	115,182.9	3%	37%
From the non-financial government sector	9,197.9	10,548.6	14,531.6	9,552.2	13,007.6	36%	41%
From the financial sector	41.1	44.4	42.0	55.8	50.9	-9%	24%
From the non-financial private sector and foreign residents	74,533.0	80,346.8	87,326.3	102,331.7	102,124.4	0%	37%
-Checking accounts	15,381.4	16,796.4	17,777.6	17,686.2	18,559.7	5%	21%
-Savings accounts	15,836.7	19,406.5	19,850.3	27,896.0	27,117.5	-3%	71%
-Time deposits	40,359.4	41,108.1	46,146.1	47,652.4	47,495.8	0%	18%
-Other	2,955.5	3,035.8	3,552.3	9,097.1	8,951.4	-2%	203%
Other liabilities from financial intermediation	9,111.0	12,540.1	8,695.7	10,528.5	17,219.2	64%	89%
Subordinated corporate bonds	2,248.3	2,245.3	2,352.7	6,407.8	6,322.3	-1%	181%
Other liabilities	2,914.2	3,477.9	3,421.5	4,017.1	4,398.0	9%	51%
SHAREHOLDERS' EQUITY	17,652.2	18,778.0	20,410.6	22,105.9	23,869.9	8%	35%

LIABILITIES + SHAREHOLDERS' EQUITY	115,697.7	127,981.1	136,780.4	154,999.0	166,992.3	8%	44%

15

1Q17 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO Consolidated					Variation
In MILLION $	1Q16	2Q16	3Q16	4Q16	1Q17	QoQ	YoY

Financial income	6,419.2	7,530.6	7,412.9	7,572.6	7,600.4	0%	18%
Interest on cash and due from banks	0.3	0.4	0.4	0.1	0.8	700%	167%
Interest on loans to the financial sector	32.8	55.5	71.8	88.0	101.2	15%	209%
Interest on overdrafts	520.3	652.9	670.7	650.5	650.4	0%	25%
Interest on documents	395.4	373.1	390.9	399.7	374.0	-6%	-5%
Interest on mortgage loans	184.9	184.5	183.8	176.6	179.0	1%	-3%
Interest on pledge loans	100.5	89.7	84.2	86.3	97.7	13%	-3%
Interest on credit card loans	919.3	1,012.6	977.9	1,041.1	1,071.8	3%	17%
Interest on financial leases	23.5	23.9	21.9	20.6	20.1	-2%	-14%
Interest on other loans	2,784.9	2,921.3	3,157.8	3,333.6	3,565.4	7%	28%
Income from government & private securities, net	1,015.6	2,015.7	1,608.5	1,583.0	868.9	-45%	-14%
Interest on other receivables from fin. intermediation	1.2	1.4	2.0	1.6	0.9	-44%	-25%
Income from Guaranteed Loans - Decree 1387/01	7.0	7.7	10.1	8.9	3.1	-65%	-56%
CER adjustment	56.9	64.7	76.6	57.7	28.6	-50%	-50%
CVS adjustment	0.2	0.2	0.2	0.2	0.1	-50%	-50%
Difference in quoted prices of gold and foreign currency	258.8	70.8	100.4	86.9	159.5	84%	-38%
Other	117.6	56.2	55.7	37.8	478.9	1167%	307%
Financial expense	-3,153.9	-3,375.7	-3,440.7	-3,330.5	-2,960.0	-11%	-6%
Interest on saving accounts	-20.7	-22.9	-22.8	-23.5	-24.0	2%	16%
Interest on time deposits	-2,453.6	-2,676.6	-2,700.7	-2,452.8	-2,109.8	-14%	-14%
Interest on interfinancing received loans	-1.0	-0.1	-0.7	-1.2	-1.4	17%	40%
Interest on other financing from the financial institutions	-0.1	-0.2	-0.2	0.5	0.0	-100%	-100%
Interest on subordinated bonds	-53.6	-51.3	-55.1	-117.2	-105.2	-10%	96%
Other Interest	-0.9	-1.4	-1.1	-0.8	-0.7	-13%	-22%
Interests on other liabilities from fin. intermediation	-35.7	-34.9	-36.3	-38.9	-16.2	-58%	-55%
CER adjustment	-3.5	-2.7	-3.0	-2.9	-2.8	-3%	-20%
Contribution to Deposit Guarantee Fund	-96.4	-35.5	-38.6	-44.5	-49.4	11%	-49%
Other	-488.4	-550.1	-582.2	-649.2	-650.5	0%	33%
Net financial income	3,265.3	4,154.9	3,972.2	4,242.1	4,640.4	9%	42%
Provision for loan losses	-178.2	-298.5	-242.4	-354.0	-361.4	2%	103%

Fee income	1,737.9	1,862.8	2,060.1	2,307.9	2,401.3	4%	38%
Fee expense	-575.8	-590.2	-662.1	-775.7	-743.3	-4%	29%
Net fee income	1,162.1	1,272.6	1,398.0	1,532.2	1,667.0	9%	43%

Administrative expenses	-2,120.9	-2,437.0	-2,598.0	-2,814.8	-29,635.0	953%	1297%
Minority interest in subsidiaries	-10.6	-14.7	-12.6	-16.7	-15.8	-5%	49%
Net other income	52.3	100.2	17.4	-52.7	-0.8	-98%	-102%
Earnings before income tax	2,170.0	2,777.5	2,534.6	2,536.1	2,965.9	17%	37%
Income tax	-762.4	-972.2	-902.0	-840.8	-1,201.9	43%	58%

Net income	1,407.6	1,805.3	1,632.6	1,695.3	1,764.0	4%	25%

16

1Q17 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO Consolidated
	1Q16	2Q16	3Q16	4Q16	1Q17
Profitability & performance
Net interest margin (1)	16.7%	20.7%	18.0%	17.7%	18.3%
Net interest margin adjusted (2)	15.2%	15.3%	15.0%	15.6%	17.5%
Net fee income ratio	26.2%	23.4%	26.0%	26.5%	26.4%
Efficiency ratio	47.9%	44.9%	48.4%	48.7%	47.0%
Net fee income as a percentage of adm expenses	54.8%	52.2%	53.8%	54.4%	56.2%
Return on average assets	5.1%	6.2%	5.0%	4.6%	4.6%
Return on average equity	33.4%	39.8%	32.6%	31.2%	30.5%
Liquidity
Loans as a percentage of total deposits	76.0%	79.9%	77.2%	80.2%	83.5%
Liquid assets as a percentage of total deposits	44.4%	41.0%	44.7%	47.6%	44.7%
Capital
Total equity as a percentage of total assets	15.3%	14.7%	14.9%	14.3%	14.3%
Regulatory capital as % of APR	16.4%	16.2%	17.3%	22.1%	22.7%
Asset Quality
Allowances over total loans	2.4%	2.4%	2.3%	2.0%	2.1%
Non-performing financing as a percentage of total financing	1.5%	1.5%	1.5%	1.1%	1.4%
Coverage ratio w/allowances	151.5%	150.5%	155.1%	176.5%	155.9%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government

& private securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	1Q16	2Q16	3Q16	4Q16	1Q17
Profitability & performance
Net interest margin (1)	16.7%	18.8%	18.5%	18.2%	18.3%
Net interest margin adjusted (2)	15.2%	15.3%	15.2%	15.3%	17.5%
Net fee income ratio	26.2%	24.7%	25.2%	25.5%	26.4%
Efficiency ratio	47.9%	46.3%	47.0%	47.5%	47.0%
Net fee income as a percentage of adm expenses	54.8%	53.4%	53.6%	53.8%	56.2%
Return on average assets	5.1%	5.7%	5.4%	5.2%	4.6%
Return on average equity	33.4%	36.7%	35.2%	34.1%	30.5%
Liquidity
Loans as a percentage of total deposits	76.0%	79.9%	77.2%	80.2%	83.5%
Liquid assets as a percentage of total deposits	44.4%	41.0%	44.7%	47.6%	44.7%
Capital
Total equity as a percentage of total assets	15.3%	14.7%	14.9%	14.3%	14.3%
Regulatory capital as % of APR	16.4%	16.2%	17.3%	22.1%	22.7%
Asset Quality
Allowances over total loans	2.4%	2.4%	2.3%	2.0%	2.1%
Non-performing financing as a percentage of total financing	1.5%	1.5%	1.5%	1.1%	1.4%
Coverage ratio w/allowances	151.5%	150.5%	155.1%	176.5%	155.9%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 10, 2017

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Finance Manager